SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of the Issuer)

Aimmune Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,990,773,406.50	$258,402.39
*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying (i) the sum of (a) 53,029,491, which is the difference between 65,766,796, the number of shares of common stock, par value $0.0001 per share, of Aimmune Therapeutics, Inc. (the “Company” and, such common stock, the “Shares”) outstanding, and 12,737,305, which is the sum of 12,727,113, the number of Shares held by Société des Produits Nestlé S.A. (“Parent”), and 10,192, the number of shares of Aimmune Common Stock held by Greg Behar, (b) 314,549 Shares subject to restricted stock units that will vest on or prior to October 9, 2020, (c) 4,268,896 Shares subject to outstanding stock options exercisable on or prior to October 9, 2020, and (d) 90,641 Shares estimated to be subject to issuance pursuant to Aimmune’s 2015 Employee Stock Purchase Plan, by (ii) $34.50, the offer price per Share. The foregoing figures are based on information provided by the Company as of September 10, 2020 (other than the number of shares beneficially owned by Parent, which was determined by Parent).

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the Transaction Valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $258,402.39	Filing Party: Société des Produits Nestlé S.A.

Form or Registration No.: Schedule TO	Date Filed: September 14, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits and annexes attached hereto (this “Schedule 13E-3”), is being filed by Aimmune Therapeutics, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

This Schedule 13E-3 relates to the cash tender offer by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Company owned by the stockholders of the Company other than Parent and its affiliates (the “Unaffiliated Stockholders”) at an offer price per Share equal to $34.50, net to the seller thereof in cash, without interest and subject to any required withholding of taxes. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 29, 2020 (the “Merger Agreement”), by and among Parent, Purchaser and the Company, under which, after the satisfaction or waiver of certain conditions and the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote of the Company’s stockholders, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO by Purchaser and Parent on September 14, 2020 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated September 14, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase, together with any amendments or supplements thereto, collectively constitute the “Offer”).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on September 14, 2020 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects

(a) Purposes

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 7. Purposes of the Transaction and Plans or Proposals”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

(b) Alternatives

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“Special Factors—Section 1. Background”

(c) Reasons

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

(d) Effects

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer and Merger”

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

•	“Item 8. Additional Information”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

•	“The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger”

•	“The Tender Offer—Section 7. Possible Effects of the Offer; Nasdaq Listing; Exchange Act Registration”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

•	“Special Factors—Section 5. Effects of the Offer—Effects of the Offer and Merger Generally”

•	“Special Factors—Section 6. Summary of the Merger Agreement”

Fairness of the Transaction

(a) Fairness

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Recommendation of the Company Board”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 3. The Recommendation by the Board of Directors of Aimmune”

•	“Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger”

(b) Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the following headings is incorporated by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors”

•	“Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information—Company Management’s Unaudited Prospective Financial Information Generally”

•	“Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information—Company Management Projections”

•	“Annex B—Opinion of J.P. Morgan Securities LLC” (attached to the Schedule 14D-9 and set forth in Exhibit (c)(1) attached hereto)

•	“Annex C—Opinion of Lazard Frères & Co. LLC” (attached to the Schedule 14D-9 and set forth in Exhibit (c)(2) attached hereto)

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 3. The Recommendation by the Board of Directors of Aimmune”

•	“Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger”

(c) Approval of Security Holders

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer and Merger”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 8. Additional Information—Stockholder Approval Not Required”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“The Tender Offer—Section 1. Terms of the Offer”

•	“Special Factors—Section 6. Summary of the Merger Agreement”

(d) Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Fairness of the Offer”

(e) Approval of Directors

The information set forth in the Schedule 14D-9 under the following headings is incorporated by reference:

•	“Item 4. The Solicitation or Recommendation—Recommendation of the Company Board”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following heading is incorporated by reference:

•	“Special Factors—Section 3. The Recommendation by the Board of Directors of Aimmune”

(f) Other Offers

Not Applicable.

Reports, Opinions, Appraisals and Negotiations

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in Exhibit (c)(1) through Exhibit (c)(4) attached hereto is incorporated herein by reference.

The information set forth in the Schedule 14D-9 under the following headings is incorporated by reference:

•	“Annex B—Opinion of J.P. Morgan Securities LLC” (attached to the Schedule 14D-9 and set forth in Exhibit (c)(1) attached hereto)

•	“Annex C—Opinion of Lazard Frères & Co. LLC” (attached to the Schedule 14D-9 and set forth in Exhibit (c)(2) attached hereto)

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

The information set forth in the Offer to Purchase under the following heading is incorporated by reference:

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger”

(c) Availability of Documents

The reports, opinions or appraisals referenced in Item 9 of this Schedule 13E-3 are available for inspection and copying at the Company’s principal executive offices located at 8000 Marina Blvd, Suite 300, Brisbane, California 94005, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder and at the expense of the requesting security holder.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 1. Subject Company Information—Name and Address”

(b) Securities

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 1. Subject Company Information—Securities”

(c) Trading Market and Price

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 6. Price Range of Shares; Dividends”

(d) Dividends

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 6. Price Range of Shares; Dividends”

(e) Prior Public Offerings

In February and March 2018, the Company issued and sold an aggregate of 6,325,000 Shares in an underwritten public offering at a price to the public of $32.00 per share for total net proceeds of $190.5 million (the “2018 Offering”). An affiliate of Parent purchased 937,500 Shares in the 2018 Offering for an aggregate purchase price of $30.0 million.

(f) Prior Stock Purchases

Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The filing person is the subject company.

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Name and Address”

•	“Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers”

•	“Annex A—Business and Background of the Company’s Directors and Executive Officers” (attached to the Schedule 14D-9)

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“The Tender Offer—Section 9. Certain Information Concerning Purchaser and Nestlé”

•	“Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers Of Nestlé And Purchaser” (attached to the Offer to Purchase)

(b) Business and Background of Entities

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“The Tender Offer—Section 9. Certain Information Concerning Purchaser and Nestlé”

•	“Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers Of Nestlé And Purchaser” (attached to the Offer to Purchase)

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

(c) Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers”

•	“Annex A—Business and Background of the Directors and Executive Officers” (attached to the Schedule 14D-9)

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

•	“The Tender Offer—Section 9. Certain Information Concerning Purchaser and Nestlé”

•	“Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers Of Nestlé And Purchaser” (attached to the Offer to Purchase)

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms

(1) Tender Offers

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer and Merger”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“The Tender Offer—Section 1. Terms of the Offer”

•	“Special Factors—Section 6. Summary of the Merger Agreement—The Offer”

•	“Special Factors—Section 6. Summary of the Merger Agreement—Extensions of the Offer”

•	“The Tender Offer—Section 4. Withdrawal Rights”

•	“The Tender Offer—Section 3. Procedures for Tendering Shares”

•	“The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

•	“Special Factors—Section 5. Effects of the Offer—Effects of the Offer and Merger Generally”

•	“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

•	“The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger”

(2) Mergers or Similar Transactions

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer and Merger”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 8. Additional Information—Stockholder Approval Not Required”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 6. Summary of the Merger Agreement”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

•	“Special Factors—Section 5. Effects of the Offer—Effects of the Offer and Merger Generally”

•	“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

•	“The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger”

(c) Different Terms

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 8. Additional Information—Named Executive Officer Golden Parachute Compensation”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 10. Interests of Certain Aimmune Directors and Executive Officers in the Offer and the Merger”

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

(d) Appraisal Rights

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 8. Additional Information—Appraisal Rights”

•	“Annex D—Section 262 of the Delaware General Corporation Law—Rights of Appraisal”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

•	“Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f) Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 10. Interests of Certain Aimmune Directors and Executive Officers in the Offer and the Merger”

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

•	“Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune”

(b) Significant Corporate Events

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

•	“Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune”

•	“Special Factors—Section 1. Background

(c) Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

•	“Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune”

•	“Special Factors—Section 1. Background”

(e) Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer and Merger”

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

•	“Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune”

•	“Special Factors—Section 6. Summary of the Merger Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer and Merger”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“The Tender Offer—Section 7. Possible Effects of the Offer; Nasdaq Listing; Exchange Act Registration”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

•	“Special Factors—Section 5. Effects of the Offer—Effects of the Offer and Merger Generally”

•	“Special Factors—Section 6. Summary of the Merger Agreement”

(c)(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 7. Purposes of the Transaction and Plans or Proposals”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“The Tender Offer—Section 7. Possible Effects of the Offer; Nasdaq Listing; Exchange Act Registration”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

•	“Special Factors—Section 5. Effects of the Offer—Effects of the Offer and Merger Generally”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 7. Purposes of the Transaction and Plans or Proposals”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

(b) Alternatives

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“Special Factors—Section 1. Background”

(c) Reasons

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

(d) Effects

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer and Merger”

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

•	“Item 8. Additional Information”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

•	“The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger”

•	“The Tender Offer—Section 7. Possible Effects of the Offer; Nasdaq Listing; Exchange Act Registration”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger”

•	“Special Factors—Section 5. Effects of the Offer—Effects of the Offer and Merger Generally”

•	“Special Factors—Section 6. Summary of the Merger Agreement”

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) Fairness

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Recommendation of the Company Board”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 3. The Recommendation by the Board of Directors of Aimmune”

•	“Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger”

(b) Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the following headings is incorporated by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors”

•	“Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information—Company Management’s Unaudited Prospective Financial Information Generally”

•	“Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information—Company Management Projections”

•	“Annex B—Opinion of J.P. Morgan Securities LLC” (attached to the Schedule 14D-9 and set forth in Exhibit (c)(1) attached hereto)

•	“Annex C—Opinion of Lazard Frères & Co. LLC” (attached to the Schedule 14D-9 and set forth in Exhibit (c)(2) attached hereto)

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 3. The Recommendation by the Board of Directors of Aimmune”

•	“Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger”

(c) Approval of Security Holders

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer and Merger”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 8. Additional Information—Stockholder Approval Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“The Tender Offer—Section 1. Terms of the Offer”

•	“Special Factors—Section 6. Summary of the Merger Agreement”

(d) Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Fairness of the Offer”

(e) Approval of Directors

The information set forth in the Schedule 14D-9 under the following headings is incorporated by reference:

•	“Item 4. The Solicitation or Recommendation—Recommendation of the Company Board”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following heading is incorporated by reference:

•	“Special Factors—Section 3. The Recommendation by the Board of Directors of Aimmune”

(f) Other Offers

Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in Exhibit (c)(1) through Exhibit (c)(4) attached hereto is incorporated herein by reference.

The information set forth in the Schedule 14D-9 under the following headings is incorporated by reference:

•	“Annex B—Opinion of J.P. Morgan Securities LLC” (attached to the Schedule 14D-9 and set forth in Exhibit (c)(1) attached hereto)

•	“Annex C—Opinion of Lazard Frères & Co. LLC” (attached to the Schedule 14D-9 and set forth in Exhibit (c)(2) attached hereto)

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

The information set forth in the Offer to Purchase under the following heading is incorporated by reference:

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger”

(c) Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 8000 Marina Blvd, Suite 300, Brisbane, California 94005, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of Funds; Conditions

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer and Merger”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 10. Source and Amount of Funds”

(c) Expenses

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”.

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 14. Fees and Expenses”

(d) Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership

The information set forth in Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”.

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

•	“Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune”

•	“Schedule B—Security Ownership and Transactions in the Shares by Nestlé, Purchaser and their Respective Directors and Executive Officers” (attached to the Offer to Purchase)

(b) Securities Transactions

The information set forth in Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers”

•	“Item 6. Interest in Securities of the Subject Company”

The information set forth in the Offer to Purchase under the follow headings are incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

•	“Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune”

•	“Schedule B—Security Ownership and Transactions in the Shares by Nestlé, Purchaser and their Respective Directors and Executive Officers” (attached to the Offer to Purchase)

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Intent to Tender”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

(e) Recommendations of Others

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Recommendations of the Company Board”

•	“Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Introduction”

•	“Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger”

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune”

ITEM 13.	FINANCIAL STATEMENTS.

(a) Financial Information

The audited financial statements of the Company as of and for the fiscal years ended December 31, 2018 and December 31, 2019 are incorporated herein by reference to “Part II - Item 8. Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2020. The unaudited consolidated financial statements of the Company for the six months ended June 30, 2020 filed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed with the SEC on July 31, 2020, including the section in the Form 10-Q titled “Item 1. Financial Statements (Unaudited)” are incorporated herein by reference.

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 8. Certain Information Concerning Aimmune”

(b) Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 14. Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION.

(b) Golden Parachute Payments

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers—Golden Parachute Compensation”

•	“Item 8. Additional Information—Named Executive Officer Golden Parachute Compensation”

(c) Other Material Information

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 8. Additional Information”

ITEM 16.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated September 14, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser with the SEC on September 14, 2020 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Summary Newspaper Advertisement, as published in the Wall Street Journal on September 14, 2020 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on September 14, 2020).

(a)(8)	Press Release issued by the Company, dated August 31, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2020).

(a)(9)	Press release issued by Parent on August 31, 2020 (incorporated by reference to Exhibit 99.1 to Parent’s Schedule TO-C filed with the SEC on August 31, 2020).

(a)(10)	Email to the Company’s employees distributed on August 31, 2020 from Jayson Dallas, President and Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9-C filed with the SEC on August 31, 2020).

(a)(11)	Questions and Answers to the Company’s employees distributed on August 31, 2020 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9-C filed with the SEC on August 31, 2020).

(a)(12)	Employee Town Hall Presentation presented on August 31, 2020 (incorporated by reference to Exhibit 99.2 the Company’s Schedule 14D-9-C filed on filed with SEC on August 31, 2020).

(a)(13)	Social Media Posts published on August 31, 2020 (incorporated by reference to the Company’s Schedule 14D-9-C filed with the SEC on August 31, 2020).

(a)(14)	Letter to Stockholders of the Company, dated September 14, 2020, from Jayson Dallas, President and Chief Executive Officer of the Company (incorporated by reference to Exhibit (a)(13) to the Company’s Schedule 14D-9 filed with the SEC on September 14, 2020).

(a)(15)	Press Release issued by Parent on September 14, 2020 (incorporated by reference to Exhibit 99.1 to Parent’s Schedule TO-C filed with the SEC on September 14, 2020).

(c)(1)	Opinion of J.P. Morgan Securities LLC, dated August 28, 2020 (incorporated by reference to Annex B attached to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 14, 2020).

(c)(2)	Opinion of Lazard Frères & Co. LLC, dated as of August 28, 2020 (incorporated by reference to Annex C attached to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 14, 2020).

(c)(3)*	Presentation of J.P. Morgan Securities LLC to the Independent Directors of the Board of Directors of the Company, dated August 28, 2020.

(c)(4)*	Presentation of Lazard Frères & Co. LLC to the Independent Directors of the Board of Directors of the Company, dated August 28, 2020.

(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2020, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2020).

(d)(2)	Confidentiality Agreement, dated as of July 25, 2020, between Parent and the Company (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(d)(3)	2013 Stock Plan (incorporated by reference to Exhibit 10.5(a) to the Company’s Registration Statement on Form S-1 filed with the SEC on July 6, 2015).

(d)(4)	Amendment to the 2013 Stock Plan, dated January 20, 2015 (incorporated by reference to Exhibit 10.5(b) to the Company’s Registration Statement on Form S-1 filed with the SEC on July 6, 2015).

(d)(5)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2013 Stock Plan (incorporated by reference to Exhibit 10.5(c) to the Company’s Registration Statement on Form S-1 filed with the SEC on July 6, 2015).

(d)(6)	Form of Restricted Stock Purchase Grant Notice and Restricted Stock Purchase Agreement under the 2013 Stock Plan (incorporated by reference to Exhibit 10.5(d) to the Company’s Registration Statement on Form S-1 filed with the SEC on July 6, 2015).

(d)(7)	2015 Equity Incentive Annual Plan (incorporated by reference to Exhibit 92.2(a) to the Company’s Registration Statement on Form S-8 filed with the SEC on August 11, 2015).

(d)(8)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2015 Equity Incentive Annual Plan (as amended and restated) (incorporated by reference to Exhibit 10.6(b) to the Company’s Registration Statement on Form S-1/A filed with the SEC on July 27, 2015).

(d)(9)	Form of Restricted Stock Award Agreement and Restricted Stock Unit Award Grant Notice under the 2015 Equity Incentive Annual Plan (incorporated by reference to Exhibit 10.6(c) to the Company’s Registration Statement on Form S-1/A filed with the SEC on July 27, 2015).

(d)(10)	Aimmune Therapeutics, Inc. 2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 11, 2015).

(d)(11)	Transition and Separation Agreement, dated November 5, 2017, by and between the Company and Stephen G. Dilly, M.B.B.S., Ph.D. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2017).

(d)(12)	Amendment Letter, dated December 27, 2018, by and between the Company and Stephen G. Dilly, M.B.B.S., Ph.D. (incorporated by reference to Exhibit 10.10(b) to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019).

(d)(13)	Letter Agreement, dated June 13, 2019, between the Company and Stephen G. Dilly, M.B.B.S., Ph.D. (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019).

(d)(14)	Letter Agreement, dated December 19, 2019, between the Company and Stephen G. Dilly, M.B.B.S., Ph.D. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 20, 2019).

(d)(15)	Executive Employment Agreement, dated June 4, 2018, by and between the Company and Jayson Dallas M.D. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2018).

(d)(16)	Executive Employment Agreement, dated April 4, 2016, by and between the Company and Douglas T. Sheehy (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2016).

(d)(17)	Executive Employment Agreement, dated June 16, 2016, by and between the Company and Daniel Adelman (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2016).

(d)(18)	Executive Employment Agreement, dated April 28, 2017, by and between the Company and Eric H. Bjerkholt (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2017).

(d)(19)	Executive Employment Agreement, dated January 22, 2019, by and between the Company and Andrew Oxtoby (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019).

(d)(20)	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019).

(d)(21)	Aimmune Therapeutics, Inc. Corporate Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2016).

(d)(22)	Amended and Restated Registration Rights Agreement, dated February 4, 2020, by and between the Company and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2020).

(d)(23)	Amended and Restated Standstill Agreement, dated February 4, 2020, by and between the Company and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2020)

(d)(24)†	Amended and Restated Strategic Collaboration Agreement, dated February 4, 2020, by and between the Company and Société des Produits Nestlé S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report filed with the SEC on February 5, 2020).

(d)(25)	Securities Purchase Agreement, dated February 4, 2020, by and between the Company and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report filed with the SEC on February 5, 2020).

(d)(26)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1/A filed with the SEC on July 27, 2015).

(d)(27)	Supplemental Terms to the Confidentiality Agreement, dated August 20, 2020, by and among Parent and its affiliates and the Company (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(f)	Section 262 of the Delaware General Corporation Law—Appraisal Rights (incorporated by reference to Annex D of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 14, 2020).

*	Filed herewith
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: September 14, 2020

Aimmune Therapeutics, Inc.

By:	/s/ Douglas Sheehy
Name:	Douglas Sheehy
Title:	General Counsel and Secretary